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COLLEEN M. EVANS colleen.evans@dechert.com +1 617 728 7164 Direct +1 617 275 8407 Fax

February 28, 2019

Lisa Larkin, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAI”) contained in Post-Effective Amendment No. 244 to the Registration Statement of Russell Investment Company (filed on December 7, 2018)

Dear Ms. Larkin:

This letter responds to comments you provided to Jessica Gates and me in a telephonic discussion on February 7, 2019 regarding the Russell Investment Company (“RIC” or the “Registrant”) Registration Statement (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on December 7, 2018. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Prospectuses and SAIs unless otherwise indicated.

Comments Applicable to the Prospectuses

1.	Comment:	With respect to the Global Equity Fund, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world (for example, the Fund could include a policy that under normal market conditions, it will invest at least 40% of its assets outside the United States, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets outside the United States). See Rule 35d-1; Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

	Response:	Registrant believes that the disclosure concerning the intention of the Global Equity Fund to invest outside the United States is

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consistent with Commission and Staff guidance concerning the use of the term “global” in a fund name. Footnote 42 to Investment Company Act Release No. 24828 clarifies that the appearance of the terms “global” in a fund’s name does not trigger the Rule 35d-1 80% test. The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

Registrant believes that the Fund’s investment strategies conform to the guidance found in the above described footnote. The Fund’s principal investment strategy indicates that the Fund “invests principally in equity securities...economically tied to a number of countries around the world, including the U.S., and in depositary receipts, in a globally diversified manner. A portion of the Fund’s securities are denominated in foreign currencies and are typically held outside the U.S. The Fund may invest a portion of its assets in equity securities of companies that are economically tied to emerging market countries. The Fund considers emerging market countries to include every country in the world except Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States.” Additionally, the principal investment strategy states that the Fund will invest its assets in non-U.S. securities, in particular by indicating, for instance, that the Fund will invest “across the globe” and invest “at least 30%, and may invest up to 100%, of its assets in securities of issuers economically tied” to non-U.S. countries.

Accordingly, no changes have been made in response to this comment.

2.	Comment:	Please confirm that the no fund will invest more than 15% of the fund’s net assets in distressed debt securities.

	Response:	Registrant confirms that the Funds have policies and procedures in place reasonably designed to ensure compliance with the Investment Company Act of 1940, as amended (the “1940 Act”) 15% limitation on illiquid securities, including distressed debt securities which are illiquid.

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3.	Comment:	The Staff notes that certain funds, including the Opportunistic Credit Fund, may engage in transactions involving total return swaps. A total return swap is a “senior security” for purposes of Section 18 of the 1940 Act. For Section 18 purposes, when a fund engages in a total return swap, the fund will need to “set aside” an appropriate amount of liquid assets. See generally, Investment Company Act Release No. 10666 (Apr. 18, 1979). In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of Section 18 of the 1940 Act. Accordingly, please be aware that the Commission could issue a new rule or guidance relating to fund use of derivatives, such as total return swaps and leverage, which could impact the manner in which the Fund operates.

	Response:	Registrant acknowledges the Staff’s comment.

4.	Comment:	With respect to the disclosure under “Investment Policies – Swap Agreements and Swaptions” please confirm supplementally that Funds that write credit default swaps (“CDS”) will segregate the full notional amount of the obligation.

	Response:	Please see response below with respect to Comment 9.

5.	Comment:	The Staff notes that the Opportunistic Credit Fund may invest in convertible securities. If the Fund intends to invest in contingent convertible securities (“CoCos”) please consider what, if any, disclosure is necessary.

	Response:	Registrant notes that the “Convertible Securities” risk, which references CoCos, is currently included under the “Principal Risks of Investing in the Fund” portion of the Risk/Return Summary for the Opportunistic Credit Fund. Additionally, Registrant notes that “Rights, Warrants and Convertible Securities” risk discussing CoCos is disclosed in the “Risks” and “Investment Strategies and Portfolio Investments” sections of the Prospectus and SAI, respectively. Registrant believes that this current disclosure is clear and sufficient for current and potential investors to understand the risk of investing in CoCos.

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Accordingly, no changes have been made in response to this comment.

6.	Comment:	Please confirm that no fund will invest more than 15% of the fund’s net assets in the lower rated tranches of collateral loan obligations.

	Response:	Registrant confirms that the Funds have policies and procedures in place reasonably designed to ensure compliance with the 1940 Act’s 15% limitation on illiquid securities, including lower rated tranches of collateral loan obligations which are illiquid.

7.	Comment:	Please confirm that no fund will invest more than 15% of the fund’s net assets in privately-issued below investment grade mortgage-backed securities.

	Response:	Registrant confirms that the Funds have policies and procedures in place reasonably designed to ensure compliance with the 1940 Act’s 15% limitation on illiquid securities, including privately-issued below investment grade mortgage-backed securities which are illiquid.

8.	Comment:	The Staff notes that the “Principal Investment Strategies” of the Multifactor Bond Fund uses the terms “exposures,” “optimizations,” and “tilts.” Please review the disclosure and consider revising in plain English.

	Response:	The Fund’s “Principal Investment Strategies” section includes a parenthetical clarification of the term “exposure” that provides examples of exposures: “(such as duration, sector, industry, region, currency, credit quality, yield curve positioning or interest rates).” Additionally, to describe “optimization,” the disclosure states: “[o]ptimization typically includes the analysis of tradeoffs between various risk and return factors as well as turnover and transaction costs in order to estimate optimal portfolio positioning.” While the

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“Principal Investment Strategies” section does not include a specific explanation of the term “tilt,” the “Risks” section includes “Exposure Tilts” risk, which explains that tilts are “shifts in a Fund’s exposures by over or underweighting any of the portfolio’s investment characteristics relative to its index over the short, intermediate or long term.” As such, Registrant believes that the use of the terms “exposure,” “optimization” and “tilt” in the Fund’s “Principal Investment Strategies” is appropriate and the explanations of these terms are sufficient for potential investors to understand. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

Comment Applicable to the SAI

9.	Comment:

With respect to setting aside assets for swap agreements, the SAI contains the following disclosure:

For credit default swaps, liquid assets in the amount at least equal to the following will be segregated: (1) if a Fund is the seller of a credit default swap with physical settlement, the notional amount of the contract minus any amounts owed to the Fund, (2) if a Fund is the seller of a credit default swap with cash settlement, the notional amount of the contract minus the market value of the reference instrument and (3) if a Fund is the purchaser of a credit default swap, any accrued but unpaid amounts owed by the Fund to the swap counterparty. If there is a default by the other party to such a transaction, a Fund will have contractual remedies pursuant to the agreement related to the transaction.

Please explain whether the phrase “minus any amounts owed to the Fund” refers to the premium paid by the buyer. The Staff notes that the inclusion of this phrase and the phrase “minus the market value of the reference instrument” do not appear to be consistent with the Staff’s position that a Fund should segregate the full notional amount of the contract. Please explain supplementally why the Registrant’s approach is different than this position.

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Response:

The Registrant believes that the Funds’ asset coverage policies, including the policies stated with respect to written physical delivery and cash-settled CDS transactions, are reasonable and consistent with the principles underlying prior SEC and Staff guidance with respect to Section 18 of the 1940 Act.

The Registrant notes that, to its knowledge, there has been no guidance published by the SEC or the Staff setting forth a specific asset coverage approach for CDS. With respect to asset segregation practices more generally, the SEC acknowledged in its December 2015 rule proposal with respect to the use of derivatives by mutual funds that industry asset segregation practices for certain types of derivatives have developed over time, often predicated on Staff no-action letters and other Staff guidance.[1] However, the SEC has previously noted that, for certain derivative instruments, the SEC and Staff have not provided any guidance with respect to appropriate asset coverage practices.[2]

In Investment Company Act Release No. 10666 (“Release 10666”) and subsequent Staff no-action letters, the SEC stated that, in order for a fund to avoid senior security concerns under Section 18, the fund must segregate assets that, among other things, “assure the availability of adequate funds to meet the obligations arising from such activities.”[3] As a seller of protection in a CDS, depending on the terms of the contract, if the specified credit event occurs, a Fund would be required to pay its counterparty either: (i) the par or other agreed-upon value of a reference instrument (less any accrued but unpaid amounts owed to the Fund) in exchange for delivery of the

[1]	See Use of Derivatives by Registered Investment Companies and Business Development Companies, SEC Release No. IC-31933 (Dec. 11, 2015) (the “Derivatives Rule Proposal”).
[2]

See Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, SEC Release No. IC-29776 (Aug. 31, 2011) (the “Concept Release”). The Concept Release notes that “[c]ertain swaps, for example, that settle in cash on a net basis, appear to be treated by many funds as requiring segregation of an amount of assets equal to the fund’s daily mark-to-market liability, if any.” Id. In addition, the SEC specifically sought comment as to whether CDS, or some subset thereof, are generally covered based on the notional amount, mark-to-market value, or some other measure.

[3]	Investment Company Act Release No. 10666 (Apr. 18, 1979).

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reference instrument in the case of a physical delivery contract; or (ii) a net settlement amount based on the difference between the notional amount of the contract and the market value of the reference instrument in the case of a cash-settled contract. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no credit event has occurred.

The phrase “minus any amounts owed to the Fund” refers to accrued but unpaid amounts owed to the Fund, which would be netted against and reduce the Fund’s payment obligation under the applicable trading documents upon an occurrence of a specified credit event.”

The Registrant confirms that the Funds’ current policy as articulated in the SAI with respect to physical delivery CDS requires a Fund to segregate the full notional amount of the payment obligations under a CDS that must be paid upon the occurrence of a credit event. Accordingly, the Registrant believes its disclosure regarding asset segregation for physically-settled CDS is consistent with the 1940 Act and relevant SEC and Staff guidance.

With respect to cash-settled CDS, as noted above, the Registrant is not aware of specific guidance as to the appropriate amount to segregate for CDS beyond the statements in Release 10666 and the guidance on other types of instruments noted above. The Registrant further notes that the SEC has acknowledged in the Derivatives Rule Proposal that many mutual funds apply a mark-to-market segregation approach to a wide range of cash-settled instruments and some mutual funds use the marked-to-market segregation approach for all cash-settled derivatives. The Registrant recognizes that, while the Staff has “informally embraced a flexible approach for covering” certain derivative instruments, the Staff has more recently maintained through comments provided on fund registration statements that such an approach is not appropriate for certain other cash-settled instruments.[4] The Registrant respectfully submits that it is not aware of any reason that, in light of principles

[4]	ABA Report of Task Force on Investment Company Use of Derivatives and Leverage at 14 (2010).

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underlying Section 18, the marked-to-market segregation approach is appropriate for some categories of cash-settled derivatives and not others. The Registrant believes that the disclosure related to cash-settled CDS is consistent with SEC and Staff guidance about Section 18 coverage in that it covers a Fund’s actual payment obligation under a cash-settled CDS, as distinguished from segregation of the notional amount, which equates with a theoretical maximum payment amount and would represent a form of overcollateralization that would unduly restrict the Fund and its investment operations when transacting in cash-settled CDS. Accordingly, the Registrant believes its disclosure regarding asset segregation for cash-settled CDS is consistent with the 1940 Act and relevant SEC and Staff guidance.

Sincerely,

/s/ Colleen M. Evans
Colleen M. Evans

Cc:	John V. O’Hanlon, Esq.

Mary Beth Albaneze, Esq.